2010 Annual Review

# What will you make better today?

Received SEC

MAR 2 5 2011

Washington, DC 20549


11006071

IDEXX LABORATORIES

IDEXX PURPOSE



# To be a great company that creates exceptional long-term value for our customers, employees and shareholders **by enhancing the health and well-being of pets, people and livestock.**

IDEXX GUIDING PRINCIPLES

Achieve and sustain market leadership

Exceed the expectations of our customers

Empower and reward our employees

Innovate with intelligence

Cultivate entrepreneurial spirit

Contribute to our communities

# Business Overview

At IDEXX Laboratories, our Purpose is to enhance the health and well-being of pets, people and livestock worldwide. We achieve our purpose by developing, manufacturing and commercializing products and services that use innovative diagnostic and information technologies to aid in the diagnosis and treatment of pets, livestock and humans, and to ensure the safety of water and milk.

More than 80% of our revenues come from sales to veterinary practices that provide pet healthcare services. In this way, IDEXX Laboratories helps veterinarians care for millions of dogs, cats, other pets and horses across five continents. Enhancing the health and well-being of pets positively contributes to the quality of life for people who enjoy the companionship and emotional and physical benefits that their animals provide.

IDEXX supplies veterinary practices with state-of-the-art pet-side tests and bench-top laboratory systems that allow veterinarians to obtain valuable diagnostic information from blood and urine and provide a more informed assessment to the pet owner during the course of a veterinary visit. We call this Real-Time Care™. In addition, by providing world-class 24/7 reference laboratory and consulting services, advanced digital radiography systems, and information management systems that provide total practice integration, IDEXX's veterinary customers can achieve greater efficiency, productivity and economic success, while advancing the quality of medical care and affirming the total customer experience.

IDEXX Water is the global leader in testing drinking water for microbial contamination. We help ensure water safety in more than 100 countries. In our Livestock and Poultry Diagnostics business, we are a leading worldwide provider of tests and health monitoring systems for production animals, enabling farmers to produce safer food. In our Dairy business, we are a leading worldwide provider of tests that detect antibiotic residues and other contaminants in milk, benefiting nearly 1 billion people.

OPTI Medical Systems provides blood gas and electrolyte analyzers and reagents to both our companion animal business and the human healthcare market.

Through this combination of quality products and services, the employees of IDEXX Laboratories make a positive impact on the world in a unique way. Our innovations are driven by actively listening to and engaging with our customers, putting their needs at the center of all our endeavors. At IDEXX, it begins with our employees around the globe asking, "What will I make better today?"

# Performance Highlights

- Revenue increased 7% year-over-year to $1.103 billion, driven by 6% organic growth.[1]
- Diluted earnings per share (EPS) were $2.37, an increase of 18% over 2009.
- Operating cash flow was $179 million.
- Net cash was $24 million at the end of 2010.
- Stock return of 30% compared with a 23% increase in the S&P MidCap 400 Health Care Index.


Water
$77
CAG
$906
LPD
$81
Other
$40

## 2010 Revenue

BY BUSINESS SEGMENT, IN MILLIONS

- Companion Animal Group (CAG)
- Water
- Livestock and Poultry Diagnostics (LPD)
- Other (Dairy, OPTI Medical Systems)

## Financial Highlights[2]

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA


MAR 2 5 2011
RECEIVED

| Year ended December 31, | 2008 | 2009 | 2010 |
|---|---|---|---|
| Total revenue | 1,024 | 1,032 | 1,103 |
| Income from operations | 172 | 176 | 204 |
| Net income | 116 | 122 | 141 |
| Earnings per share: diluted | 1.87 | 2.01 | 2.37 |
| Weighted average shares outstanding: diluted | 62 | 61 | 60 |
| Net cash provided by operating activities | 143 | 175 | 179 |
| Cash and cash equivalents | 79 | 107 | 157 |
| Total assets | 765 | 809 | 897 |
| Debt | 156 | 124 | 133 |
| Total liabilities | 327 | 294 | 323 |
| Stockholders' equity | 438 | 515 | 574 |


+16%
$739
+25%
$923
+11%
$1,024
+1%
$1,032
+7%
$1,103
06
07
08
09
10

### Annual Revenue

IN MILLIONS


$1.42
$1.46
$1.87
$2.01
$2.37
06
07
08
09
10

### Earnings Per Share: Diluted


$110
$135
$143
$175
$179
06
07
08
09
10

### Operating Cash Flow

IN MILLIONS


$54
$67
$71
$65
$69
06
07
08
09
10

### R&D Investments

IN MILLIONS

1 Organic growth excludes the impact of changes in currency exchange rates and revenue from businesses acquired or divested subsequent to the beginning of the prior year period.

2 A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, which includes audited financial statements and related footnotes, and Management's discussion and analysis of financial condition and results of operations, is included as part of this 2010 Annual Review and is incorporated herein by reference.











## Real-Time Care™

### Health and Well-being for Pets and Their Families

Real-Time Care revolutionizes the way that veterinarians are able to deliver pet health care. Within the time of a patient visit, practices receive vital diagnostic information, allowing the attending veterinarian to arrive at a more complete and timely medical assessment. Pet owners leave the practice with a more informed care and treatment plan, easing their concerns and increasing the quality of the pet exam experience. IDEXX's gold-standard, integrated diagnostic instruments, tests and digital imaging technology make Real-Time Care possible through ease-of-use, timely turnaround, high throughput and a complete and flexible range of testing options.

Real-Time Care helps veterinarians deliver a higher standard of care for their patients, realize valuable efficiencies for their practices and ensure owners' peace of mind about their pets' health.

# Companion Animal Group

## IDEXX VetLab® In-house Analyzers

Within our Companion Animal Group, our largest line of business comprises IDEXX VetLab in-house diagnostic instruments and associated consumables. This is a "razor and blade" business model, with roughly three-quarters of the line's revenue derived from recurring sales of proprietary consumables, service and accessories.

Veterinary practices use the flexible options of IDEXX VetLab analyzers to provide comprehensive, real-time results for chemistry, hematology, urinalysis, electrolytes, endocrinology, blood gas, coagulation and infectious disease testing. All test results are simply and seamlessly integrated and stored through the IDEXX VetLab® Station, which permits ready access to historical results and production of a single, easy-to-read report.

In 2010, the ProCyte Dx® Hematology Analyzer became one of the most successful instrument launches in IDEXX history. By anticipating the needs of practitioners and incorporating the best ideas and technologies, the ProCyte Dx analyzer is able to offer a simple, fast, high-quality hematology solution that exceeds the capabilities of any instrument previously available to our customers. Three unique technologies—laser flow cytometry, optical fluorescence and Laminar Flow Impedance™—allow the ProCyte Dx analyzer to deliver a new standard of accuracy, throughput, precision and speed on a 24-parameter complete blood count.*

Also in 2010, we enhanced the Catalyst Dx® Chemistry Analyzer with the addition of a lithium heparin whole blood separator, significantly reducing sample preparation time by eliminating pipetting, extra tubes and external centrifugation. Together, the ProCyte Dx and the Catalyst Dx analyzers provide fast hematology and chemistry results for a more complete medical profile. These two analyzers form the newest anchor products in the IDEXX VetLab suite of in-house analyzers.

* Number of reported parameters may vary according to species.


Normal WBC Dot Plot (Feline)
Fluorescence
Granularity
Eosinophils
Monocytes
Lymphocytes
Basophils
Neutrophils
Neutrophils
Monocytes
Lymphocytes
Eosinophils
Basophils
uRBC

RECENT INNOVATIONS

- SNAPshot Dx® Analyzer adds testing capabilities for SNAP® Total $T_4$ Test
  *January 2011*
- Catalyst Dx Chemistry Analyzer adds lithium heparin whole blood separator
  *October 2010*
- ProCyte Dx Hematology Analyzer (North America launch)
  *June 2010*
- The IDEXX VetLab Station upgrades to a larger, more user-friendly 15" screen
  *January 2010*

BUSINESS DEVELOPMENTS

- ProCyte Dx Hematology Analyzer (Europe launch)
  *January 2011*
- Partnered with Dechra Veterinary Products to co-promote diagnosis and treatment of feline hyperthyroidism
  *January 2011*
- IDEXX VetLab Station adds integration with AVImark® software
  *September 2010*


VetLab Station
Innovate with
intelligence


3:40 pm
clinic visit


2:35 am
sample arrives
at reference laboratory


3:10 am
sample processing


3:27 am
slide staining

## Reference Laboratory Services

The IDEXX Reference Laboratories business, with 50 locations to date, is the largest of its kind in the world and leads the market with timely reference laboratory pet healthcare testing and consulting services to veterinarians. Our services include a large selection of diagnostic tests, panels and profiles to detect disease states and conditions. More than 100 board-certified veterinary specialists, including anatomic and clinical pathologists and internal medicine specialists, deliver pathology services and expert case guidance to our customers.

We offer a range of specialized tests that provide unique testing capabilities to our customers. A new Free $T_4$ Test that evaluates thyroid function—without the use of environmentally unfriendly radioactive reagents—provides veterinarians with a more advanced tool for their endocrine diagnostic needs. In addition, our proprietary Cardiopet* proBNP Test for diagnosing heart disease in dogs and cats continues to rapidly penetrate the market, with 120% revenue growth in 2010.

Consistent with our strategy to automate and integrate the delivery and storage of diagnostic and other medically relevant information, utilization of our LabREXX* software, which provides time-saving test requisition and online results delivery, grew to nearly half of IDEXX North American test requisitions in 2010. LabREXX software integrates with our Cornerstone* Practice Management System as well as other leading practice information management systems, driving a better customer experience through fewer errors and higher lab productivity.

IDEXX Telemedicine Consultants enhances our partnership with customers by providing the veterinary industry's broadest menu of telemedicine services, including cardiology, radiology and specialty services.


4:00 am
sample read by
lab technician


7:32 am
veterinarian reviewing results
on vetconnect.com
Exceed the
expectations
of our customers

## RECENT INNOVATIONS

- Canine and Feline Neurologic RealPCR™ Panels
  *January 2011*
- Canine and Feline Systemic Mycoses RealPCR™ Panel and Tests
  *Blastomyces dermatidis* RealPCR™ Test
  *Coccidioidis* spp. RealPCR™ Test
  *Cryptococcus* spp. RealPCR™ Test
  *Histoplasma capsulatum* RealPCR™ Test
  *January 2011*
- Free $T_4$ Test eliminates use of radioactive reagents
  *November 2010*
- Canine and Feline RealPCR™ Anemia Panels
  *November 2010*
- Canine and Feline Blood Donor RealPCR™ Panels
  *November 2010*

## BUSINESS DEVELOPMENTS

- Reference laboratory openings:

  Wanstead, U.K. (50th in global network)
  *February 2011*

  Mandeville, LA
  *February 2011*

  Cincinnati, OH
  *October 2010*

  St. Helens, U.K.
  *August 2010*

  Lenexa, KS
  *July 2010*

  Langhorne, PA
  *May 2010*

- Cardiopet® proBNP Test (Australia)
  *December 2010*
- *Tritrichomonas foetus* RealPCR™ Test for cattle (Canada)
  *December 2010*
- RealPCR™ testing services available to Brazil and Korea
  *November 2010*
- National Feline Cardiac Health Study launched
  *June 2010*
- *Leishmania* spp. RealPCR™ Test available to Spain
  *June 2010*
- RealPCR testing services available to Australia
  *May 2010*
- Service area expansion in Japan (Osaka, Kobe, Kyoto)
  *February 2010*

## Rapid Assays

IDEXX SNAP® pet-side tests use gold-standard ELISA technology and a proprietary bidirectional flow technology to provide rapid, accurate real-time results for plasma, serum or whole blood, or, in some cases, fecal samples. These highly sensitive and specific tests detect a range of infectious diseases including Lyme disease, canine and feline heartworm, *Giardia*, feline immunodeficiency virus (FIV) and feline leukemia virus (FeLV). SNAP test results can be read visually or, alternatively in most cases, using the SNAPshot Dx® Analyzer, which automatically reads the test and records test results.

RECENT INNOVATIONS

- SNAPshot Dx Analyzer adds testing capabilities for SNAP® Heartworm RT Test
  *November 2010*
- SNAPshot Dx Analyzer adds testing capabilities for SNAP® Feline Triple® Test
  *July 2010*

Cultivate
entrepreneurial spirit

## Practice Information Systems and Digital Radiography

RECENT INNOVATIONS

- IDEXX I-Vision CR Digital Imaging System
  *February 2011*
- IDEXX-PACS™ software version 3.3 adds radiology log and DICOM® Modality Worklist
  *September 2010*
- Cornerstone software version 8.0 adds enhanced medical notes
  *January 2010*

Now in use by over 5,000 practices, Cornerstone® software is a comprehensive practice management solution from IDEXX Computer Systems that helps customers achieve excellence in their practice by offering tools for better information management and revenue optimization. Cornerstone version 8.0 allows practices to deliver high-quality care, consistently and efficiently, by integrating examination notes, x-rays, test requests and laboratory results, and by allowing practices to record and edit medical notes electronically. IDEXX SmartLink® technology enables two-way communication between Cornerstone and other IDEXX systems, both inside and outside the practice. Through IDEXX SmartLink technology, Cornerstone allows veterinarians to send and receive critical telemedicine consultations and to transfer digital images as well as diagnostic information. All transactions and patient charges are captured, providing for a more efficient and profitable practice.

The IDEXX I-Vision CR™ Digital Imaging System is a new radiography offering that makes fully optimized images available in seconds. IDEXX-PACS™ Imaging Software, which integrates with Cornerstone and other practice management systems, is the proprietary picture archiving and communication system (PACS) that powers the IDEXX I-Vision CR system and other IDEXX imaging systems. It allows practitioners to manage and view multiple modalities, such as ultrasound, CT and MRI, and now even dental images, in their native hanging format through an array of preset or customized templates.






Pseudalert
Pseudalert



# Water Quality

IDEXX is a global leader in providing tests that ensure the safety of drinking water and other water supplies for communities and people around the world, with two key new product launches in 2010 that detect microbial contamination in water. Pseudalert® is a 24-hour test to detect *Pseudomonas aeruginosa* in bottled waters and in swimming pools and spas. It significantly reduces the number of steps and the time involved in comparison to traditional testing methods. Enterolert®-DW, a 24-hour test to detect enterococci in drinking water, was introduced in Europe. This new test exceeds both the speed and the accuracy of conventional testing methods. In this truly global business, our sales, customer service and technical support teams serve customers in over 100 countries.

IDEXX tests protect water quality for more than 2 billion people around the globe. In 2010, our products were used in natural disaster recovery efforts, such as the Australian flood catastrophe and the earthquakes in China and Haiti. Our products were also widely used by charitable organizations to help people in developing nations, such as Indonesia and Kenya, ensure that their water is safe to drink.





RECENT INNOVATIONS

- Pseudalert Test
  *September 2010*
- Enterolert-DW Test (Europe)
  *September 2010*

BUSINESS DEVELOPMENTS

- Colilert®-18/Quanti-Tray® method approved for drinking water in Greece
  *December 2010*
- Colilert-18/Quanti-Tray method accepted for fecal wastewater by U.S. Environmental Protection Agency
  *June 2010*
- Colilert-18/Quanti-Tray and Enterolert®-E methods approved for bathing water in Italy
  *April 2010*
- Genera Technologies Limited (IDEXX Water, U.K.) certified to ISO 9001:2008 standards
  *January 2010*

Contribute to
our communities


Achieve and sustain
market leadership





# Livestock and Poultry Diagnostics

RECENT INNOVATIONS

- SNAP BVD Test
  *September 2010*
- IDEXX Influenza A Ab Test for use on avian, swine and equine
  *June 2010*
- Avian Influenza H5 Test
  *May 2010*
- IDEXX MAP Ab Test approved by USDA for use on serum and milk
  *April 2010*

Formerly known as the Production Animal Segment, our Livestock and Poultry Diagnostics business continues to be the worldwide leader in poultry and livestock diagnostics and is now better poised to enter new geographies and introduce new testing innovations. 2010 was a strong year for the Livestock and Poultry Diagnostics business, with many commercial successes, which included winning several significant tenders with the IDEXX BVDV Ag/Serum Plus Test for Germany's national program to eradicate bovine viral diarrhea virus (BVDV). Capitalization on this major opportunity resulted from unique collaboration and dialogue between the business and its customers.

Worldwide, Livestock and Poultry Diagnostics' tests are used by laboratories, animal health officials and veterinarians to detect viruses and diseases that can devastate production animal health. These consistently reliable, accurate and trustworthy tests allow customers to Test With Confidence™ and to make critical animal health decisions. IDEXX offers a large portfolio of antigen- and antibody-based testing for infectious diseases in most farm animals, including beef cattle, dairy cows, pigs, chickens and horses. Our tests help veterinarians to manage herd and flock health and improve overall productivity. An example is the SNAP® BVD Test used to quickly determine the status of individual animals and to complement routine laboratory-based herd screening. The SNAP BVD Test marks the debut of a new series of tests the Company will offer specifically for large animal veterinarians, significantly expanding market potential for our SNAP® family of tests. Livestock and Poultry Diagnostics is IDEXX's most international business, generating 88% of its revenue outside of the United States.


Empower and
reward our
employees

# Dairy Testing

IDEXX develops innovative and convenient tests for dairy processors and farmers to support the total health of dairy operations. Our tests provide fast, accurate results that ensure milk is free of antibiotic residues and other contaminants.

In 2010, one of our scientists developed a new proprietary technology that simplified antibiotic residue testing in milk by eliminating the need to use a heater block. That led to the development of the SNAP® Beta-Lactam ST Test. His ingenuity resulted in a product that is the only test of its kind on the dairy market today. An employee's powerful idea became a reality, delivering savings to customers and aiding in the preservation of the environment.

RECENT INNOVATIONS

- SNAP Beta-Lactam ST Test
  *November 2010*
- SNAPduo™ Beta-Tetra Test
  *September 2010*

BUSINESS DEVELOPMENTS

- Strategic collaboration with ZEU-INMUNOTEC (Zaragoza, Spain) to distribute Eclipse microbial inhibitor test kits in the Asia Pacific region
  *August 2010*



# Innovate with Intelligence

One of IDEXX's Guiding Principles is to "Innovate with intelligence." This principle is reflected in everything we have accomplished and infuses all that we still seek to achieve. The development of the ProCyte Dx® Hematology Analyzer is representative of a product's evolution from intelligent idea to proven innovation. Chairman and CEO Jon Ayers has referred to the introduction of the ProCyte Dx analyzer as one of the most successful product launches in the history of the Company. The ProCyte Dx analyzer illustrates how we anticipate market needs and seek out the best ideas and technology to exceed customer expectations.

Another Guiding Principle is to "Exceed the expectations of our customers." With this goal in mind, in 2007, we made a commitment to deliver on the concept of Real-Time Care™. One of the first steps in that process was the launch of the Catalyst Dx® Chemistry Analyzer, which provides full chemistry panel results in eight minutes. The LaserCyte® Hematology Analyzer, while able to deliver the standard of care in hematology results in an impressive 15 minutes, could not match the process time of the Catalyst Dx analyzer. A new, faster hematology instrument was needed for high-volume, Real-Time Care practices.

In keeping with our history of bringing the best technology to the veterinary market, whether through internal development or through adaptation of the best technology from human medicine, IDEXX leveraged the long-term relationship between its subsidiary, OPTI Medical Systems, and Sysmex Corporation (Kobe, Japan), the leader in hematology diagnostics for the global human healthcare market. IDEXX and Sysmex worked together over a three-year period—which included more than 70,000 validating tests—to adapt a Sysmex bench-top hematology analyzer to meet the unique needs of our customers. This resulted in the development of the ProCyte Dx Hematology Analyzer for the veterinary market.

As the success of the ProCyte Dx analyzer would ultimately depend on customer confidence in the instrument, IDEXX utilized strategic collaborations with key opinion leaders and universities to confirm the integrity and performance of the ProCyte Dx technology. IDEXX gathered input from clinical pathologists and veterinarians during each stage of development and was guided by their feedback to create an outstanding analyzer capable of exceeding the veterinary community's expectations for results accuracy and reliability. The finished product was an analyzer that provides a complete red blood cell (RBC) analysis of all indices, including reticulocytes and platelets, and an advanced five-part white blood cell (WBC) differential ... in just two minutes and with unmatched precision, complementing the speed of the Catalyst Dx analyzer. Now in only eight minutes, veterinarians can run a comprehensive chemistry and hematology diagnostic panel.

Introduced in June 2010, the ProCyte Dx Hematology Analyzer meets the needs of universities and specialty and referral practices, as well as both large and small practices, including the general practitioner, allowing IDEXX to provide hematology options for all segments of the veterinary market. The ProCyte Dx analyzer has been enthusiastically adopted in North America (nearly 450 installed in the first two quarters since its 2010 launch), is now available in Europe and is scheduled for release in Asia in late 2011. The analyzer's reliable performance also has been documented in four abstracts published by the American College of Veterinary Internal Medicine as well as two published abstracts that were presented at the 2010 combined meeting of the European College of Veterinary Internal Medicine, European College of Veterinary Clinical Pathology and the European Society of Veterinary Clinical Pathology.

Photo taken at Sysmex Corporation, Manufacturing Factory, Kakogawa, Japan.

**"The customer experience has been extremely positive, and this is generating enthusiasm across the global marketplace."**

Jon Ayers, Chairman and CEO, IDEXX Laboratories

For more Living our Guiding Principles stories, go to idexx.com/stories.



# OPTI Medical

OPTI Medical Systems point-of-care analyzers and related consumables are used in human medical clinics and hospital settings, such as emergency rooms, operating rooms, and respiratory care and cardiac monitoring areas. OPTI Medical instruments provide time-sensitive diagnostic testing, including blood gas, electrolyte, and metabolite analysis. The OPTI manufacturing operation also supplies the VetStat® Electrolyte and Blood Gas Analyzer and its consumables as well as the electrolyte module and consumables for the Catalyst Dx® Chemistry Analyzer.

RECENT INNOVATIONS

**III** OPTI™ CCA-TS Portable Blood Gas Analyzer adds lactate testing
*February 2011*



# Corporate Information

## Leadership

Jonathan W. Ayers
*Chairman, President, and Chief Executive Officer*

Lance V. Berberian
*Vice President and Chief Information Officer*

William E. Brown, III, PhD
*Corporate Vice President and Chief Scientific Officer*

Conan R. Deady
*Corporate Vice President, General Counsel, and Secretary*

Thomas J. Dupree
*Corporate Vice President*

William B. Goodspeed
*Corporate Vice President*

Jonas Larsson
*Vice President and General Manager Companion Animal Group—Europe*

Daniel V. Meyaard
*Corporate Vice President*

Ali Naqui, PhD
*Corporate Vice President*

Alexander M. Petersen
*Vice President and General Manager Computer Systems*

James F. Polewaczyk
*Corporate Vice President*

Johnny D. Powers, PhD
*Corporate Vice President*

Merilee Raines
*Corporate Vice President, Chief Financial Officer, and Treasurer*

Giovani Twigge
*Corporate Vice President*

Michael J. Williams, PhD
*Corporate Vice President*

## Board of Directors

Jonathan W. Ayers
*Chairman, President and Chief Executive Officer IDEXX Laboratories, Inc.*

Thomas Craig
*Partner and Co-founder Monitor Company Group, LP*

William T. End
*Retired Executive Chairman of the Board Cornerstone Brands, Inc.*

Rebecca M. Henderson, PhD
*Senator John Heinz Professor of Environmental Management Harvard Business School*

Barry C. Johnson, PhD
*Former Dean, College of Engineering Villanova University*

Brian P. McKeon
*Executive Vice President and Chief Financial Officer Iron Mountain Incorporated*

Robert J. Murray
*Retired Chairman and Chief Executive Officer New England Business Service, Inc.*

Joseph V. Vumbacco
*Retired Vice Chairman Health Management Associates, Inc.*

# Investor Resources

## 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, is included as part of this 2010 Annual Review, has been furnished to all stockholders together with the proxy statement for the 2011 Annual Meeting of Stockholders, which is scheduled to be held on May 4, 2011, and is incorporated herein by reference. Additional copies of the Annual Report on Form 10-K are available on the Internet by visiting the EDGAR section of the Securities and Exchange Commission (SEC) Web site (www.sec.gov/edgar.shtml) or the Investors section of idexx.com, and, without charge, upon written request from stockholders to Investor Relations at the address provided at right.

The Annual Report on Form 10-K is not accompanied by the exhibits that were filed with the SEC. These exhibits are accessible on the Internet by visiting the EDGAR section of the SEC Web site (www.sec.gov/edgar.shtml) or the Investors section of idexx.com. Similarly, the Company will furnish any such exhibits to those stockholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for any such exhibits should be made to Investor Relations at the address provided at right.

## Stock Performance Graph



$300
$250
$200
$150
$100
$50
$0
12/30 2005
12/29 2006
12/31 2007
12/31 2008
12/31 2009
12/31 2010
IDEXX Laboratoratories, Inc.
$192.33
S&P SmallCap 600 Health Care Index
$137.77
S&P MidCap 400 Health Care Index
$122.46
NASDAQ Index
$97.95


This graph compares our total stockholder returns, the Standard & Poor's (S&P) MidCap 400 Health Care Index, the S&P SmallCap 600 Health Care Index and the Total Return Index for the NASDAQ Stock Market (U.S. Companies) prepared by the Center for Research in Security Prices (the NASDAQ Index). This graph assumes the investment of $100 on December 31, 2005, in IDEXX's common stock, the S&P MidCap 400 Health Care Index, the S&P SmallCap 600 Health Care Index and the NASDAQ Index and assumes dividends, if any, are reinvested. Measurement points are the last trading days of the years ended December 2006, 2007, 2008, 2009 and 2010.

Investor Relations
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092-2041
Tel: 1-207-556-8155
Fax: 1-207-556-4427
Email: investorrelations@idexx.com

### Quarterly Reports and Proxy Statements

Forms 10-Q and proxy statements can be obtained via the Investors section of idexx.com or by email.

### Annual Meeting

May 4, 2011, 10:00 a.m.
IDEXX Laboratories, Inc.
Corporate Offices
One IDEXX Drive
Five Star Industrial Park
Westbrook, Maine 04092
Tel: 1-207-556-0300

### Stock Listing

NASDAQ Global Select Market
Trading Symbol: IDXX

### Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Tel: 1-800-937-5449
Email: info@amstock.com

### Corporate Offices

IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092-2041
Tel: 1-207-556-0300
Fax: 1-207-556-4346
idexx.com

ISO 9001:2008 certified


MIX
Paper from
responsible sources
FSC® C100699
FSC
www.fsc.org

© 2011 IDEXX Laboratories, Inc. All rights reserved. • 9770-00

DICOM is the registered trademark of the National Electrical Manufacturers Association for its standards publications relating to digital communication of medical information. AVImark is a registered trademark of McAllister Software Systems, Inc. Eclipse is a trademark or registered trademark of ZEU-IMMUNOTEC S.L. All other ®/TM marks are trademarks of IDEXX Laboratories, Inc. or its affiliates in the United States and/or other countries.

PCR testing is a service performed pursuant to an agreement with Roche Molecular Systems, Inc.

IDEXX
LABORATORIES